BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, March 18, 2011

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Ref.: Argentine Central Bank approval of the payment of dividends.

Dear Sirs,

We are writing to you in order to inform you that on March 18, 2011, the Argentine Central Bank´s Superintendent of Financial Institutions and Foreign Exchange has informed us that it has decided to approve our distribution of profits in the form of dividends and therefore, not make any observations with respect to such dividends, for an amount of up to $100,091,144, which will be considered at our next ordinary shareholders’ meeting.  Authorization of such dividends by the Argentine Central Bank was requested by us on February 15, 2011.

Yours faithfully,

Patricia M. Lastiry

Attorney-in-fact of

Banco de Galicia y Buenos Aires S.A.